Exhibit 1

11100 Santa Monica Blvd., #800 Los Angeles, CA 90025 Tel: (310) 966-1444 www.brileyfin.com

November 11, 2020

National Holdings

Members of the Committee:

Following additional consideration and diligence, I am happy to confirm that B. Riley is prepared to move forward with our proposal as outlined in our July 24, 2020 letter.  This includes our willingness to acquire all shares not owned by us at a price of $2.75 per share, as well as the corporate governance proposals outlined in that letter. As before, we will not proceed with that offer unless it is approved by the Special Committee, taking into account the advice of its independent advisors, and any acquisition of shares contemplated by the offer will be subject to a non-waivable condition requiring the approval by holders of a majority of the shares of common stock of National not beneficially owned by us.

We look forward now to working with you and management to push this through to conclusion.  Of course, as always our offer is a non-binding proposal and B. Riley will have no legal obligation of any kind except and to the extent set forth in definitive agreements.

Sincerely,

Bryant Riley

Chairman

Co-Chief Executive Officer